SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.i.E. 1/1/02

FORM 6 – K

02011431

1-13538

Report of Foreign Private Issuer Pursuant to
Rule 13a – 16 or 15d United Securities Exchange Act of 1934

For the Month of January, 2002

CERAMIC INTERNATIONAL, INC.
(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua,
Chihuahua, Mexico
Telephone: 011 52 29 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____   No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On January 18, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Fourth Quarter 2001 Financial Information. This information was sent to the Bolsa Mexicana de Valores on Janaury 18, 2002. A copy of this information is attached to this report as Exhibit A.

2. On Janaury 18, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Quarterly Report October-December 2002. This information was sent to the Bolsa Mexicana de Valores on Janaury 18, 2002. A copy of this information is attached to this report as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

By : _____ .

Jesus A. Olivas
Chief Financial Officer

Date: January 18, 2002.

EXHIBIT A

Fourth Quarter 2001 Financial Information.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	TOTAL ASSETS	2,630,723	100	2,807,458	100
2	CURRENT ASSETS	1,128,697	43	1,133,520	40
3	CASH AND SHORT-TERM INVESTMENTS	202,411	8	127,207	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	289,042	11	261,941	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	24,844	1	12,879	0
6	INVENTORIES	590,490	22	714,088	25
7	OTHER CURRENT ASSETS	21,910	1	17,405	1
8	LONG-TERM	8,254	0	6,732	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	8,254	0	6,732	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,453,931	55	1,633,201	58
13	PROPERTY	777,872	30	741,948	26
14	MACHINERY AND INDUSTRIAL	1,485,868	56	1,673,101	60
15	OTHER EQUIPMENT	216,876	8	197,717	7
16	ACCUMULATED DEPRECIATION	1,065,936	41	1,011,382	36
17	CONSTRUCTION IN PROGRESS	39,251	1	31,817	1
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	39,841	2	34,005	1
20	TOTAL LIABILITIES	1,666,128	100	1,964,390	
21	CURRENT LIABILITIES	1,219,670	73	510,405	26
22	SUPPLIERS	132,116	8	175,335	9
23	BANK LOANS	67,225	4	85,024	4
24	STOCK MARKET LOANS	862,432	52	37,596	2
25	TAXES TO BE PAID	3,289	0	2,215	0
26	OTHER CURRENT LIABILITIES	154,608	9	210,235	11
27	LONG-TERM LIABILITIES	227,232	14	1,132,255	58
28	BANK LOANS	224,490	13	251,178	13
29	STOCK MARKET LOANS	0	0	880,119	45
30	OTHER LOANS	2,742	0	958	0
31	DEFERRED LOANS	219,226	13	317,875	16
32	OTHER LIABILITIES	0	0	3,855	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	964,595	100	843,068	
34	MINORITY INTEREST	170,256	18	186,772	22
35	MAJORITY INTEREST	794,339	82	656,296	78
36	CONTRIBUTED	1,696,291	176	1,696,292	201
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,928	6	57,928	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	564,421	59	564,422	67
39	PREMIUM ON SALES OF SHARES	1,073,942	111	1,073,942	127
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	(901,952)	(94)	(1,039,996)	(123)
42	RETAINED EARNINGS AND CAPITAL RESERVE	177,227	18	41,544	5
43	REPURCHASE FUND OF SHARES	23,868	2	23,869	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,324,253)	(137)	(1,241,090)	(147)
45	NET INCOME FOR THE YEAR	221,206	23	135,681	16

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	202,411	100	127,207	100
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	202,411	100	127,207	100
18	DEFERRED ASSETS (NET)	0	100	0	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	1,219,670	100	510,405	
52	FOREING CURRENCY LIABILITIES	1,079,722	89	345,007	68
53	MEXICAN PESOS LIABILITIES	139,948	11	165,398	32
24	STOCK MARKET LOANS	862,432	100	37,596	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	862,432	100	37,596	100
26	OTHER CURRENT LIABILITIES	154,608	100	210,235	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	154,608	100	210,235	100
27	LONG-TERM LIABILITIES	227,232	100	1,132,255	
59	FOREING CURRENCY LIABILITIES	224,490	99	1,131,298	100
60	MEXICAN PESOS LIABILITIES	2,742	1	957	0
29	STOCK MARKET LOANS	0	100	880,119	100
61	BONDS	0	0	880,119	100
62	MEDIUM TERM NOTES	0	0	0	0
30	OTHER LOANS	2,742	100	958	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	2,742	100	958	100
31	DEFERRED LOANS	219,226	100	317,875	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	219,226	100	317,875	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	0	100	3,855	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	3,855	100
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,324,253)	100	(1,241,090)	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,324,253)	(100)	(1,241,090)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC**   QUARTER:4   YEAR:2001
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(90,973)	623,115
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	9
75	EMPLOYERS (*)	1,069	982
76	WORKERS (*)	2,047	2,390
77	CIRCULATION SHARES (*)	115,856,150	115,856,150
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:CERAMIC

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR2001

CONSOLIDATED   EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,705,692**	**100**	**2,590,530**	**100**
2	COST OF SALES	1,699,125	63	1,641,937	63
3	**GROSS INCOME**	**1,006,567**	**37**	**948,593**	**37**
4	OPERATING	698,347	26	679,524	26
5	**OPERATING**	**308,220**	**11**	**269,069**	**10**
6	TOTAL FINANCING	22,730	1	57,861	2
7	**INCOME AFTER FINANCING COST**	**285,490**	**11**	**211,208**	**8**
8	OTHER FINANCIAL OPERATIONS	45,613	2	26,054	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**239,877**	**9**	**185,154**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(1,372)	0	50,169	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**241,249**	**9**	**134,985**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,216	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**242,465**	**9**	**134,985**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**242,465**	**9**	**134,985**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**242,465**	**9**	**134,985**	**5**
19	NET INCOME OF MINORITY INTEREST	21,259	1	(696)	0
20	**NET INCOME OF MAJORITY INTEREST**	**221,206**	**8**	**135,681**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	NET SALES	2,705,692	100	2,590,530	100
21	DOMESTIC	1,602,624	59	1,474,186	57
22	FOREIGN	1,103,068	41	1,116,344	43
23	TRANSLATED INTO DOLLARS (***)	117,420	4	111,825	4
6	TOTAL FINANCING COST	22,730	100	57,861	100
24	INTEREST PAID	126,367	556	148,093	256
25	EXCHANGE LOSSES	87,706	386	232,156	401
26	INTEREST EARNED	5,568	24	7,266	13
27	EXCHANGE PROFITS	132,680	584	195,579	338
28	GAIN DUE TO MONETARY POSITION	(53,095)	(234)	(119,543)	(207)
8	OTHER FINANCIAL OPERATIONS	45,613	100	26,054	100
29	OTHER NET EXPENSES (INCOME) NET	45,613	100	26,054	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(1,372)	100	50,169	100
32	INCOME TAX	15,552	1,134	14,278	28
33	DEFERED INCOME TAX	(20,079)	(1,463)	33,630	67
34	WORKERS' PROFIT SHARING	3,155	230	2,261	5
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:CERAMIC
QUARTER: 4   YEAR 2001
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,873,168	2,727,423
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,705,692	2,590,530
39	OPERATION INCOME (**)	308,220	269,069
40	NET INCOME OF MAYORITY INTEREST(**)	221,206	135,681
41	NET CONSOLIDATED INCOME (**)	242,465	134,985

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR:2001

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET	242,465	134,985
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	8,518	164,489
3	CASH FLOW FROM NET INCOME OF THE YEAR	250,983	299,474
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(10,829)	(14,785)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	240,154	284,689
6	CASH FLOW FROM EXTERNAL FINANCING	(99,771)	(247,990)
7	CASH FLOW FROM INTERNAL FINANCING	0	114,878
8	CASH FLOW GENERATED (USED) BY FINANCING	(99,771)	(133,112)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(65,179)	(85,532)
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	75,204	66,045
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	127,207	61,162
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	202,411	127,207

STOCK EXCHANGE CODE:CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	8,518	164,489
13	DEPRECIATION AND AMORTIZATION FOR THE	129,934	130,858
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(121,416)	33,631
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(10,829)	(14,785)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(39,066)	35,202
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	123,598	(1,127)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(10,644)	9,130
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(43,219)	(33,857)
22	+ (-) INCREASE (DECREASE) IN OTHER	(41,498)	(24,133)
6	CASH FLOW FROM EXTERNAL FINANCING	(99,771)	(247,990)
23	+ SHORT-TERM BANK AND STOCK MARKET	807,036	(48,377)
24	+ LONG-TERM BANK AND STOCK MARKET	(906,807)	(199,613)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	114,878
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	114,878
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(65,179)	(85,532)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(65,179)	(85,532)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

STOCK EXCHANGE CODE:CERAMIC   QUARTER:4   2001
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	8.96	%	5.21	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	27.85	%	20.67	%
3	NET INCOME TO TOTAL ASSETS (**)	9.22	%	4.81	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	21.90	%	88.56	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.03	times	0.92	times
7	NET SALES TO FIXED ASSETS (**)	1.86	times	1.59	times
8	INVENTORIES ROTATION (**)	2.88	times	2.30	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33	days	32	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.95	%	11.81	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.33	%	69.97	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.73	times	2.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	78.28	%	75.15	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	15.63	%	69.33	%
15	OPERATING INCOME TO INTEREST PAID	2.44	times	1.82	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.62	times	1.32	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.93	times	2.22	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.44	times	0.82	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.68	times	0.58	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.60	%	24.92	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.28	%	11.56	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.40)	%	(0.57)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.90	times	1.92	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	186.30	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	(86.30)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:CERAMIC   QUARTER: 4   YEAR: 2001
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF ID	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.91	$ 1.17
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.66	$ 2.32
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 6.86	$ 5.66
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.31 times	3.18 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.28 times	15.37 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE:CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

```
s24: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s29: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s61: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s54: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPAÑIA, AUN
CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES
WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.
```

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:ERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

DIRECTOR REPORT (1)

ANNEX 1   **CONSOLIDATED**

Final Printing

Another record year for Interceramic left the Company at the close of 2001 a transformed entity-stronger financially than ever before and clear in its vision for the future. Sustained and concentrated efforts at reducing costs and increasing efficiencies across the board have led to fundamentally different ways of operating, allowing for higher productivity plus better quality in everything we do with a significantly reduced work force. On the other hand, consolidation of senior management has yielded a cohesive and goals-oriented core leadership group for the Company. These two basic achievements brought the year's notable successes, including record sales, record operating income and record EBITDA, greatly improved cash flow, material debt reduction and renewed strength and presence in the markets in the United States. Although we at Interceramic have been impacted, as has the rest of the globe, by the events of September 11, 2001 our business stayed surprisingly strong in the fourth quarter of 2001. We expect the coming year to be full of challenges but also of rewards as we bring our company up to the next level. Our focus will continue to be in efficiency and productivity with a strong emphasis in providing our customers with excellent service and innovative, high quality products in order to continue to strengthen the Interceramic brand in the North American marketplace. Key projects for 2002 will be to continue to update our technology not only on the manufacturing side but also in information systems and to continue to consolidate and expand distribution in the United States and Mexican markets.

Sales of US $288.0 million in 2001 grew by 10.9 percent over the previous record sales set last year of US $259.8 million. The improvements we have made in the manufacturing process and our success at trimming expenses were clearly reflected in operating income, which at US $32.9 million exceeded operating income of US $27.0 million in 2000 by 21.8 percent. Our operating margin jumped more than a point over 2000, ending 2001 at 11.4 percent compared to 10.4 percent at the end of 2000. This led to another record year of EBITDA which at US $46.7 million topped EBITDA of US $40.1 million in 2000 by 16.5 percent. The Company's key financial ratios reflect these strong results, with our debt service coverage ratio going from 2.8 times at the end of 2000 to 3.5 times at the close of 2001. The ratio of net debt to EBITDA fell to 2.2 compared to 2.9 at the end of the previous year. We ended 2001 with net debt of US $103.6 million, a reduction of over ten percent from net debt of US $115.2 million at the end of 2000.

The progress we have made at increasing the efficiency of our operations is nicely illustrated by certain per-employee statistics. For example, sales per employee during 2001 increased by over 35 percent from 2000. Operating income per employee rose by about 48 percent for the period and EBITDA per employee by 42 percent.

While the economy in Mexico has experienced some stagnation as a result of the global economic downturn and the ambiguities sparked by the events of this past fall, these factors had little impact on the Company's efforts in Mexico. Sales in Mexico for 2001 grew by 15.3 percent over 2000, hitting US $170.6 million compared to sales of US $148.0 in the prior year. These results were also aided by the additional sales of a successful Kohler plumbing package in Mexico and the sales of our installation materials which grew by 31% helped by the new South Mexico Plant opened with our Joint Venture Partner Custom Building Products.

QUARTER: **4**   YEAR: **2001**

DIRECTOR REPORT (1)

ANNEX 1   CONSOLIDATED
Final Printing

The Company-owned stores in Mexico City and Guadalajara continue to add a boost to our margins, while during the course of the year we continued to consolidate the country-wide network of franchise distribution, ending the year with 188 points of sale in Mexico. . An extraordinary expense of US $4.6 million was recorded during 2001 to write off one kiln and all of the older-generation tile sorting equipment at our floor tile plants in Mexico in order to replace them with new, state-of-the-art machinery that will yield us immediate cost savings and headcount reduction.

In the International markets, additional management restructuring early in the year has paid prompt dividends, as second half International sales in 2001 rebounded a full 10.5 percent over sales in the same period in 2000. For the year, International sales of US $117.4 million grew an encouraging five percent over sales of US $111.8 in 2000. We have completely re-engineered our approach to sales and accountability in our United States operations and fully expect additional good news from the International front over the coming periods as the new regime takes firm hold and as we exploit the advantages of our Company-owned wholesales stores or CTI's with further expansions into appropriate markets. At the end of 2001 the Company had 17 CTI stores located in six States, these stores now account for just about 60 percent of our International sales. On the other hand independent distribution will always remain of key strategic importance in order to properly cover the rest of the U.S. and Canada and we have very high expectations for 2002 as we consolidate and expand our network of independent distribution.

The fourth quarter of 2001 proved a pleasant surprise to the Company in the face of the cloud of uncertainty left behind by the September 11 attacks in the United States. Fourth quarter sales of US $73.1 million represented a 10.6 percent increase over sales of US $66.1 million in the fourth quarter of 2000. Operating income was up by 8.2 percent, with the Company posting operating income of US $7.4 million in the fourth quarter of 2001 compared to US $6.8 million in 2000. EBITDA of US $10.8 million in the fourth quarter of 2001 notched a 13.3 percent increase over EBITDA of US $9.5 million in the fourth quarter of 2000.

With signs that the world economic situation is stabilizing and with demand remaining strong for our products, we have every reason to expect 2002 to be yet another record-setting year for Interceramic. We believe that we have planted over the past two years the seeds needed to allow Interceramic to commence exploiting its vast potential and await anxiously the reaping. As always, we are thankful for and appreciate the support of our investors, customers, employees and suppliers.

Oscar E. Almeida
Chairman of the Board

Víctor D. Almeida
Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or

DIRECTOR REPORT (1)

ANNEX 1   CONSOLIDATED
                                                             Final Printing

revise any of them.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

Pursuant to Bulletin B-15 which became effective January 1, 1998, financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from JANUARY '01 to DECEMBER '01 was 1.76% compared to the inflation for the same period of 4.40%.

Accounting policies and practices

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", as amended.

Bulletin B-10 requires the restatement of all financial statements to Mexican pesos with purchasing power as of the date of the most recent balance sheet presented.

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

I. The Company follows the specific-cost method to restate its inventories, as described below.

II. In the year ended December 31, 1997, imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin were restated based on the NCPI.

III. Capital stock, paid in capital, the reserve for repurchase of stock reserve, and losses of prior years were restated using the NCPI, from the date of contribution or generation.

IV. Net monetary effect

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. In inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the statement of income as part of the "comprehensive financing income (cost)".

V. Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

VI. Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were

STOCK EXCHANGE CODE:CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

made.

VII. Investments in companies in which the Company owns between 20% and 50% and over which the Company exercises significant influence are accounted for using the equity method. Investments in companies in which the Company owns less than 20% or over which the Company does not exercise significant control are recorded using the cost method.

VIII. Through the year ended December 31, 1996, the Company restated property, plant and equipment using the specific cost method based on appraisals made by independent experts. The fifth set of amendments to Bulletin B-10, the effective date of which is January 1, 1997 no longer permits restatements based on appraisals; the company decided to actualize its fixed assets and depreciation, by the alternate specific indexing method, due that most part of its fixed assets are from a foreign country.

Depreciation is computed on the restated values, using a straight-line method considering the estimated useful lives of assets as determined periodically by management based on technical studies.

IX. For the per share ratios, we are using the weighted average number of shares outstanding during each respective period according to the bulletin B-14 under Mexican GAAP.

X. SHARES PROPORTION BY:
2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.
5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO HE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FISED CAPITAL STOCK, THIS AMOUNT CAN BE INDISTINTLY OF ANY SERIES B, L OR D.

XI. GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	26,795
2 INTERACABADOS DEL NOROESTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	50
3 INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	303,716
4 INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	1,258
5 PROCESADORA DE MATERIALES CERRO GRANDE	EXPLOTACION DE MINAS DE ARCILLA	4,124,493	99.99	1	39,603
6 RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	22,000,000	50.01	1	133,747
7 DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	(8,657)
8 INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	4,072
9 MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	610
10 INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	9
11 OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	126
TOTAL INVESTMENT IN SUBSIDIARIES				**2,602**	**501,329**
ASSOCIATEDS					
1 CASINO DE CHIHUAHUA		2	1.00	175	1
2 NORTEXPORT		1	1.00	260	1
3 MAYO Y ASOCIADOS		5,000	30.00	1	5
4 CAMPESTRE SAN FRANCISCO		4	0.40	49	60
5 PROMOTORA DE HOSPITALES MEXICANOS		4,031,903	5.70	1	5,324
6 PROM. DE INFRAESTRUCT. DE MEXICO		104,865	5.50	1	768
7 ELECTRONIC PUBLISHING		2,896	18.45	1,000	1,973
8 TEATRO MUSICAL DE CHIHUAHUA		41,250	0.00	1	41
9 FIDEICOMISO SACRAMENTO		1	0.00	0	81
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,488**	**8,254**
OTHER PERMANENT INVESTMENTS					**0**
T O T A L					**509,583**

STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

RELATIONS OF SHARES INVESTMENTS

PAGE 2
ANNEX 3   CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
NOTES					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODICERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	273,816	95,285	178,531	376,998	94,863	460,666
MACHINERY	781,700	323,709	457,991	704,168	365,398	796,761
TRANSPORT EQUIPMENT	26,084	15,269	10,815	24,097	20,851	14,061
OFFICE EQUIPMENT	91,464	64,180	27,284	25,735	15,905	37,114
COMPUTER EQUIPMENT	28,399	13,939	14,460	12,778	11,136	16,102
OTHER	3,503	2,780	723	4,816	42,621	(37,082)
DEPRECIABLES TOTAL	**1,204,966**	**515,162**	**689,804**	**1,148,592**	**550,774**	**1,287,622**
NOT DEPRECIATION ASSETS						
GROUNDS	19,362	0	19,362	107,696	0	127,058
CONSTRUCTIONS IN PROCESS	39,251	0	39,251	0	0	39,251
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**58,613**	**0**	**58,613**	**107,696**	**0**	**166,309**
T O T A L	**1,263,579**	**515,162**	**748,417**	**1,256,288**	**550,774**	**1,453,931**

STOCK EXCHANGE CODICERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

Final Printing
CONSOLIDATED

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
LOGISA - DOCUMENTO	01/01/2002	16.00	0	0	0	0	0	0	0	0	0	527	465	465	485	2,443
BANCOMER - REFACCIONARIO	31/05/2002	6.31	0	0	0	0	0	0	0	0	0	9,324	18,380	0	0	0
BANAMEX - L. REVOLVENTE	07/01/2002	8.55	0	0	0	0	0	0	0	0	0	14,351	0	0	0	0
COMERICA BANK - REFACCIONARI	01/08/2002	5.13	0	0	0	0	0	0	0	0	0	2,198	151,635	0	0	0
CAPITAL LEASE - PRENDARIO	30/07/2002	8.56	0	0	0	0	0	0	0	0	0	449	190	187	0	0
UNSECURED DEBT																
ORACLE	01/01/2002	5.00	0	0	0	0	0	0	0	0	0	2,722	2,722	1,588	0	0
OTHER FINANCIAL ENTITIES																
IFC - HIPOTECARIO	15/04/2002	5.13	0	0	0	0	0	0	0	0	0	18,777	18,380	0	0	0
IFC - HIPOTECARIO	15/04/2002	5.13	0	0	0	0	0	0	0	0	0	18,877	18,380	9,190	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	0	67,225	210,152	11,430	465	2,443
LISTED IN THE MEXICAN STOCK EXCHANGE																
WITH WARRANTY																
DEUTSCHE MORGAN GRENFELL	31/01/2002	10.25	0	0	0	0	0	0	0	0	0	862,432	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	0	862,432	0	0	0	0

STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

Final Printing
CONSOLIDATED

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos Until 1 Year	Pesos More Than 1 Year	National Entities Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreing Entities Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
FERRO MEXICANA			0	0	0	0	0	0	0	0	0	11,019	0	0	0	0
KOHLER CO.			0	0	0	0	0	0	0	0	0	8,590	0	0	0	0
ESMALGLASS			0	0	0	0	0	0	0	0	0	4,089	0	0	0	0
ESMALTES Y COLORANTES COVER			0	0	0	0	0	0	0	0	0	4,053	0	0	0	0
IPADEX			0	0	0	0	0	0	0	0	0	3,843	0	0	0	0
STERLING PLUMBING GROUP INC.			0	0	0	0	0	0	0	0	0	2,215	0	0	0	0
DEMOSA			0	0	0	0	0	0	0	0	0	1,920	0	0	0	0
CARLSON SYSTEM			0	0	0	0	0	0	0	0	0	1,866	0	0	0	0
MAQUINARIA, S.A. DE C.V.			0	0	0	0	0	0	0	0	0	1,859	0	0	0	0
ITALIAND SPED			0	0	0	0	0	0	0	0	0	1,702	0	0	0	0
CAJAS Y CORRUGADOS			4,573	0	0	0	0	0	0	0	0	0	0	0	0	0
CEMEX DE MEXICO SA DE CV			857	0	0	0	0	0	0	0	0	0	0	0	0	0
SACOS Y ENVASES INDUSTRIALES			774	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTES GRAFICAS PANORAMA			657	0	0	0	0	0	0	0	0	0	0	0	0	0
GCC CEMENTOS SA DE C V			608	0	0	0	0	0	0	0	0	0	0	0	0	0
BEMIS DE MEXICO			579	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIMICA ATSA SA DE CV			520	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCENTRO DE CHIHUAHUA			472	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORA DE SEG. INDUSTRIA			452	0	0	0	0	0	0	0	0	0	0	0	0	0
TECNICA ELECTRICA DEL PARRAL			436	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS			25,315	0	0	0	0	0	0	0	0	55,917	0	0	0	0
TOTAL SUPPLIERS			35,243	0	0	0	0	0	0	0	0	96,873	0	0	0	0
OTROS			101,416	2,742	0	0	0	0	0	0	0	53,192	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			101,416	2,742	0	0	0	0	0	0	0	53,192	0	0	0	0

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 4   YEAR: 2001

Final Printing
CONSOLIDATED

Credit	Amortization	Rate of	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
Type / Institution	Date	Interest	Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS			136,659	2,742	0	0	0	0	0	0	0	1,079,722	210,152	11,430	465	2,443

NOTES

*TODOS LOS CREDITOS BANCARIOS ESTAN DENOMINADOS EN DOLARES.

*EL TIPO DE CAMBIO UTILIZADO A LA FECHA DE LA INFORMACION ES DE 9.19 PESOS POR UN DOLAR AMERICANO.

*ALL CREDITS ARE DENOMINATED IN DOLLARS.

*THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $9.19 MXP

STOCK EXCHANGE CODE: CERAMIC

QUARTER: 4   YEAR: 2001

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	30,860	290,170	0	0	290,170
OTHER	0	0	0	0	0
TOTAL	30,860	290,170			290,170
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	23,692	223,810	0	0	223,810
INVESTMENTS	0	0	0	0	0
OTHER	14,820	139,481	0	0	139,481
TOTAL	38,512	363,291			363,291
NET BALANCE	(7,652)	(73,121)			(73,121)
FOREING MONETARY POSITION					
TOTAL ASSETS	138,487	1,272,694	0	0	1,272,694
LIABILITIES POSITION	141,917	1,304,212			1,304,212
SHORT TERM LIABILITIES POSITION	117,489	1,079,722	0	0	1,079,722
LONG TERM LIABILITIES POSITION	24,428	224,490	0	0	224,490
NET BALANCE	(3,430)	(31,518)			(31,518)

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

PAGE 2

ANNEX 6

CONSOLIDATED

Final Printing

NOTES

EL TIPO DE CAMBIO A LA FECHA DE LA INFORMACION ES DE 9.19 PESOS POR UN DOLAR
AMERICANO.

CON RESPECTO A LOS INGRESOS POR EXPORTACIONES REPORTADOS EN ESTE ANEXO, SON
DIFERENTES A LOS REPORTADOS EN EL ESTADO DE RESULTADOS, YA QUE LAS CIFRAS
PRESENTADAS EN EL ESTADO DE RESULTADOS INCLUYEN LAS VENTAS HECHAS POR NUESTRA
SUBSIDIARIA EN ESTADOS UNIDOS DEL MATERIAL PRODUCIDO POR ELLOS, ASI COMO
PRODUCTOS QUE COMERCIALIZA.

CURRENT RATE BETWEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS
INFORMATION WAS PRESENTED: $1 USD = 9.19 MXP.

THE INCOME SHOWN IN THIS ANNEX INCLUDES ONLY THE PRODUCTS MANUFACTURED IN
MEXICO. IT DOES NOT INCLUDE THE INCOME FROM THE PRODUCTS MANUFACTURED IN
GARLAND PLANT, AS THE EARNING STATEMENT DOES.

STOCK EXCHANGE CODE:CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	856,082	2,351,730	1,495,648	0.77	11,475
FEBRUARY	783,790	2,297,136	1,513,346	0.21	(3,146)
MARCH	846,505	2,352,196	1,505,691	0.50	7,554
APRIL	967,182	2,373,570	1,406,388	0.31	4,354
MAY	913,480	2,309,869	1,396,389	0.46	6,466
JUNE	932,033	2,301,807	1,369,774	0.26	3,533
JULY	932,044	2,223,549	1,291,505	0.18	(2,365)
AUGUST	901,114	2,186,543	1,285,429	0.38	4,836
SEPTEMBER	1,019,929	2,272,296	1,252,367	0.88	11,021
OCTOBER	1,152,586	2,377,756	1,225,170	0.42	5,123
NOVEMBER	1,108,910	2,293,269	1,184,359	0.40	4,689
DECEMBER	1,104,218	2,286,277	1,182,059	0.04	(445)
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
T O T A L					53,095

NOTES

LA INFLACION DE LOS MESES FEBRERO, JULIO Y DICIEMBRE ES DE -0.21%, -0.18% Y
-0.04% RESPECTIVAMENTE.

SE INCLUYEN TANTO ACTIVOS MONETARIOS COMO PASIVOS MONETARIOS DE NUESTRA
SUBSIDIARIA DE LOS ESTADOS UNIDOS PARA REFLEJAR EL EFECTO MONETARIO
CONSOLIDADO DE ACUERDO AL BOLETIN B-15.

THE INFLAION RATE FOR THE MONTHS OF FEBRUARY, JULY AND DECEMBER WAS -0.21%,
-0.18% AND -0.04% RESPECTIVELY

WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY
LOCATED AT GARLAND, TX. TO REFLECT THE EFECT FOR THE CONSOLIDATED MONETARY
POSITION ACCORDING TO THE BULLETIN B-15.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

SOBRE EL EURO BONO EMITIDO EN AGOSTO DE 1997 POR UN MONTO DE 90 MILLONES DE
DOLARES, SE TIENEN CIERTAS LIMITACIONES, SIENDO LAS PRINCIPALES:
SERVICIO DE DEUDA CONSOLIDADO IGUAL O MAYOR A 1.3 VECES AL FINAL DEL AÑO.
LIMITA A LA INCURRENCIA DE NUEVA DEUDA.
LIMITA LA EMISION O VENTA DE ACCIONES DE SUBSIDIARIAS.
LIMITA A GRAVAR LOS ACTIVOS.
LIMITA A LA VENTA DE ACTIVOS.
PAGO OPORTUNO DE IMPUESTOS.
MANTENER UNA POLIZA DE SEGURO CONTRA TODO RIESGO.
UTILIZACION DE PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS, ASI COMO DE
USGAAP.

ACCORDING TO THE EUROBOND ISSUED ON AUGUST, 1997 FOR AN AMOUNT OF 90 MILLION
DOLLARS, THE COMPANY HAS TO OBSERVE SOME CONVENANTS AND AGREEMENTS. THE MOST
IMPORTANT ARE:
MAINTANANCE OF THE CONSOLIDATED DEBT SERVICES COVERAGE RATIO AT THE END OF
THE YEAR NOT LESS THAN 1.3.
LIMITATION ON INCURRANCE OF INDEBTNESS.
LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF SUBSSIDIARIES.
LIMITATION ON ASSET DISPOSITION.
PAYMENT OF TAXES.
MAINTENANCE OF INSURANCE.
MAINTENANCE OF BOOKS IN ACCORDANCE WITH MEXICAN GAAP AND US GAAP.

ACTUAL SITUATION OF FINANCIAL LIMITED

ACTUALMENTE, SE CUMPLEN DICHAS LIMITACIONES:
A DICIEMBRE DE 2001, SE OBTUVO UN SERVICIO DE DEUDA DE 3.51 VECES.
CON RESPECTO A LA LIMITACION DE INCURRIR EN NUEVA DEUDA, ESTA SOLO SE HA HECHO
PARA REESTRUCTURAR LA YA EXISTENTE.

INTERCERAMIC HAS OBSERVED THOSE COVENANTS AND AGREEMENTS AS TO DATE:
AS OF DECEMBER OF 2001, THE CONSOLIDATED DEBT SERVICE COVERAGE RATIO WAS 3.51
TIMES.
THE INCURRANCE OF DEBT HAS BEEN ONLY TO RESTRUCTURE THE ACTUAL DEBT.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

PAGE 2
ANNEX 8   **CONSOLIDATED**
Final Printing

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	11,300,000	100
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	3,600,000	100
RECUBRIMIENTOS INTERCERAMIC	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	6,000,000	100
ADHESIVOS Y BOQUILLAS	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	67,200	100
INTERCERAMIC INC	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	3,100,000	100
ADHESIVOS Y BOQUILLAS SUR	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	120,000	100

NOTES

LAS CAPACIDADES INSTALADAS SON ANUALES.
LA CAPACIDAD INSTALADA PARA LAS EMPRESAS ADHESIVOS Y BOQUILLAS Y ADHESIVOS Y
BOQUILLAS SUR ESTA EXPRESADA EN TONELADAS PRODUCIDAS.
LA CAPACIDAD INSTALADA PARA EL RESTO DE LAS PLANTAS, ESTA EXPRESADA EN
METROS CUADRADOS.

THE INSTALLED CAPCITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR
ARE EXPRESED IN TONS.
FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARCILLAS	PROCESADORA DE MATERIALES CER				6.08
FRITAS	ESMALTES Y COLORANTES COVER	FRITAS	COLOROBIA	S	7.31
	ESMACER		ESMALGLASS	S	
COLORES	CERDEC ESMALTES Y COLORANTES COVER FERROMEXICANA ESMACER	COLORES	ESMACER	S	9.01
CORINDONES	IMPORT. PROF. DE ADQUI. EXTRA PROINT				0.48
OXIDOS	DE MATEO Y CIA. IMPORT. PROF. DE ADQUI. EXTRA MINERA AUTLAN	OXIDOS	MINERA AUTLAN	S	0.21
MATS CERAMICOS	DERIVADOS METALORGANICOS	MATS CERAMICOS	ALCOA INTERAMERICANA	S	4.55
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S	
	MAT. PRIM. MINERALES DE AHUAZ MINERA NYCO MAT. PRIM. DE LAMPAZOS		FELDESPAR CORP.	S	
EMPAQUE	CAJAS Y CORRUGADOS	EMPAQUES	CARLSON SYSTEMS DIAGRAPH STONE CONTAINER PACKAGING ENTERPRISE}	S S S S	6.35
TRIPOLIFOSFATO DE SODIO	CATALIZADORA INDUSTRIAL				0.34
GOMA	QUIMICA AMTEX				2.37
PRODUTOS QUIMICOS		PRODUCTOS QUIMICOS	MARDUPOL	N	0.01

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

CONSOLIDATED
Final Printing

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM OTROS	21,288	1,731,507	16,067	1,306,845 295,779	19.00	INTERCERAMIC	DISTRIBUCION INTERC GRUPO COMERCIAL IN INTERACABADOS DE C MAT ARQ Y DECORATI PROMOTORA MARCO, CERAMICA DEL BAJIO INTERAMBIENTES CER PROCERVER, S.A. DE MARMOLES Y CANTER CESAR AUGUSTO DER PISOS Y RECUBRIMIEN
T O T A L		1,731,507		1,602,624			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM			8,979	975,081	E.U.A.	INTERCERAMIC	INTERCERAMIC INC. DAL-TILE CORPORATIC CERAMIC TILE INTERN
OTROS				127,987	CANADA	A. OLEAN/DALTILE	SOL GRANDE
TOTAL				1,103,068			

NOTES

PRINCIPALES CLIENTES EN MEXICO:
*DISTRIBUCION INTERCERAMIC SA DE CV
*GRUPO COMERCIAL INTERCERAMIC SA DE C.V.
*INTERACABADOS DE OCCIDENTE, S.A. DE C.V.
*MATERIALES ARQ. Y DECORATIVOS
*PROMOTORA MARCO
*CERAMICA DEL BAJIO
*INTERAMBIENTES CERÁMICOS, S.A. DE C.V.
*PROCERVER, S.A. DE C.V.
*MÁRMOLES Y CANTERAS DE N.L.
*CESAR AUGUSTO DERAS ALMODOVA
*PISOS Y RECUBRIMIENTOS CERÁMICOS DE AGUASCALIENTES

EL PORCENTAJE DE PARTICIPACION ES SUPERIOR AL 19% SEGUN ESTIMADOS DE LA
COMPAÑIA PARA EL MERCADO NACIONAL.

CON RESPECTO A LA PRODUCCION DE OTROS PRODUCTOS DISTINTOS A LOSETA CERAMICA,
NO SE PRESENTA, YA QUE SON PRODUCTOS COMERCIALIZADOS SOLAMENTE, NO PRODUCIDOS
POR LA COMPAÑIA.

ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET
SHARE IS HIGHER THAN 19%

THE PRODUCTION OF THE OTHER NON-TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE
PRODUCTS ARE JUST FOR COMERCIALIZATION AND NON-PRODUCED BY THE COMPANY.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :   **2000** | 5,892,337 |

Number of shares Outstanding at the Date of the NFEA: | 115,856,150 |

(Units)

☐ ARE THE FIGURES FISCALLY AUDITED?   ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO   31   OF   ENERO   OF   0000

FISCAL EARNINGS | 0 |

 - DETERMINED INCOME | 0 |

 + DEDUCTED WORKER'S PROF | 0 |

 - DETERMINED WORKEF | 0 |

 - DETERMINED RFE | 0 |

 - NON DEDUCTABLES | 0 |

NFE OF PERIOD : | 0 |

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO   31   OF   DICIEMBRE   OF   2001 | 5,892,337 |

Number of shares Outstanding at the Date of the NFEA: | 115,856,150 |
(Units)

STOCK EXCHANGE COI CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF :   **0000**

Number of shares Outstanding at the Date of the NFEA : | 0 |

(Units) | 0 |

RAZON SOCIAL: INTERNACIONAL DE CERAMICA, S.A. DE C.V.

ANNEX 12 - A
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)
(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: 0000   1,585,601

                                                                        115,856,150
Number of Shares Outstanding at the Date of the NFEAR:
                        (Units)
           [ ] ARE FIGURES FISCALLY AUDITED?   [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR				
QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD   TO 31   OF   ENERO   OF
          FISCAL EARNINGS: 0
          + DEDUCTED WORKER'S PROFIT SHA   0
          - DETERMINED INCOME TAX: 0
          - NON-DEDUCTABLES   0

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: 0
          DETERMINATED RFE OF THE FISCAL YEAR   0
          - INCOME TAX (DEFERED ISR):
          * FACTOR TO DETERMINE THE NFEAR: 0
          NFER FROM THE PERIOD   0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

                                                                        1,585,601
     NFEAR BALANCE TO :   31 OF DICIEMBRE   OF   2001
                                                                        115,856,150
     Number of shares Outstanding at the Date of the NFEAR
          (Units)

MODIFICATION BY COMPLEMENTARY

     NFEAR BALANCE TO DECEMBER 31st OF: 0000   0

     Number of shares Outstanding at the Date of the NFEAR   0
          (Units)

STOCK EXCHANGE CODE:CERAMIC   QUARTER: 4   YEAR2001
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		3	14,000,000	101,856,150		65,740,430	7,000	50,928
D		3				25,057,860		
L		3				25,057,860		
TOTAL			14,000,000	101,856,150	0	115,856,150	7,000	50,928

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
115,856,150
SHARES PROPORTION BY :

CPO'S :   0
UNITS :   2 ACCIONES POR CADA TITULO VINCULADO UB; 1 ACCION L
ADRS's :   0
GDRS's :   0
ADS's :   5 TITULOS VINCULADOS ULD POR CADA ADS'S
GDS's :   0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE:CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR2001

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. JESUS OLIVAS CORRAL
CHIEF FINANCIAL OFFICER

LIC. LUIS FERNANDO CANO B.
INVESTOR RELATIONS

CHIHUAHUA, CHIH, AT JANUARY 18 OF 2002

CLAVE DE COTIZACION: CERAMIC

FECHA: 18/01/200:   08:00

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	INTERNACIONAL DE CERAMICA, S.A. DE C.V.
DO MICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com
DIRECCION DE INTERNET	www.interceramic.com

AUTOMATICO:

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	ICE8208029F7
DOMICILIO	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH

RESPONSABLE DE PAGO

NOMBRE:	LIC JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA ,CHIH
TELEFONO:	(1) 429-1261
FAX:	(1) 429-1166

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	SR. OSCAR ALMEIDA CHABRE
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. VICTOR ALMEIDA GARCIA
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH

CLAVE DE COTIZACION: CERAMIC   FECHA: 18/01/200: 08:00

TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	RELACION CON INVERSIONISTAS
NOMBRE:	LIC. LUIS FERNANDO CANO BARRAZA
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. NORMA ALMEIDA DE CHAMPION

CLAVE DE COTIZACION: CERAMIC   FECHA: 18/01/200: 08:00

DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	429-1111
FAX:	429-1166
E-MAIL:	investor@interceramic.com

STOCK EXCHANGE CODE: QUARTER: YEAR:
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

From: abartoli@nuovafima.it
Sent: Friday, January 18, 2002 7:29 AM
To: Selene Rodriguez
Subject: BANK ACCOUNT INFORMATION

Dear Ms. Rodriguez,

With the present we inform You that, in effect, we have not receive the
payment of ITL. 36.120.000.
Please find here enclosed our Bank details for Your reference:

CREDITO EMILIANO SPA
SSSUOLO BRANCH (MODENA)
C/C N. 7950   CODE SWIFT: BACRIT22

Waiting news from You, we take this opporunity to send You all our

Best Personal Regards
Administrative Department
Sales Department

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: 4   YEAR: 2001

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s24: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s29: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s61: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s54: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPAÑIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

EXHIBIT B

Quarterly Report October-December 2001.



Interceramic
Quarterly Report
October–December 2001

INTERCERAMIC REPORTS RECORD SALES, OPERATING INCOME AND EBITDA IN 2001

Another record year for Interceramic left the Company at the close of 2001 a transformed entity–stronger financially than ever before and clear in its vision for the future. Sustained and concentrated efforts at reducing costs and increasing efficiencies across the board have led to fundamentally different ways of operating, allowing for higher productivity plus better quality in everything we do with a significantly reduced work force. On the other hand, consolidation of senior management has yielded a cohesive and goals-oriented core leadership group for the Company. These two basic achievements brought the year's notable successes, including record sales, record operating income and record EBITDA, greatly improved cash flow, material debt reduction and renewed strength and presence in the markets in the United States. Although we at Interceramic have been impacted, as has the rest of the globe, by the events of September 11, 2001 our business stayed surprisingly strong in the fourth quarter of 2001. We expect the coming year to be full of challenges but also of rewards as we bring our company up to the next level. Our focus will continue to be in efficiency and productivity with a strong emphasis in providing our customers with excellent service and innovative, high quality products in order to continue to strengthen the Interceramic brand in the North American marketplace. Key projects for 2002 will be to continue to update our technology not only on the manufacturing side but also in information systems and to continue to consolidate and expand distribution in the United States and Mexican markets.

Sales of US $288.0 million in 2001 grew by 10.9 percent over the previous record sales set last year of US $259.8 million. The improvements we have made in the manufacturing process and our success at trimming expenses were clearly reflected in operating income, which at US $32.9 million exceeded operating income of US $27.0 million in 2000 by 21.8 percent. Our operating margin jumped more than a point over 2000, ending 2001 at 11.4 percent compared to 10.4 percent at the end of 2000. This led to another record year of EBITDA which at US $46.7 million topped EBITDA of US $40.1 million in 2000 by 16.5 percent. The Company's key financial ratios reflect these strong results, with our debt service coverage ratio going from 2.8 times at the end of 2000 to 3.5 times at the close of 2001. The ratio of net debt to EBITDA fell to 2.2 compared to 2.9 at the end of the previous year. We ended 2001 with net debt of US $103.6 million, a reduction of over ten percent from net debt of US $115.2 million at the end of 2000.

The progress we have made at increasing the efficiency of our operations is nicely illustrated by certain per-employee statistics. For example, sales per employee during 2001 increased by over 35 percent from 2000. Operating income per employee rose by about 48 percent for the period and EBITDA per employee by 42 percent.

While the economy in Mexico has experienced some stagnation as a result of the global economic downturn and the ambiguities sparked by the events of this past fall, these factors had little impact on the Company's efforts in Mexico. Sales in Mexico for 2001 grew by 15.3 percent over 2000, hitting US $170.6 million compared to sales of US $148.0 in the prior year. These results were also aided by the additional sales of a successful Kohler plumbing package in Mexico and the sales of our installation materials which grew by 31% helped by the new South Mexico Plant opened with our Joint Venture Partner Custom Building Products.

The Company-owned stores in Mexico City and Guadalajara continue to add a boost to our margins, while during the course of the year we continued to consolidate the country-wide network of franchise distribution, ending the year with 188 points of sale in Mexico. . An extraordinary expense of US $4.6 million was recorded during 2001 to write off one kiln and all of the older-generation tile sorting equipment at our floor tile plants in Mexico in order to replace them with new, state-of-the-art machinery that will yield us immediate cost savings and headcount reduction.

In the International markets, additional management restructuring early in the year has paid prompt dividends, as second half International sales in 2001 rebounded a full 10.5 percent over sales in the same period in 2000. For the year, International sales of US $117.4 million grew an encouraging five percent over sales of US $111.8 in 2000. We have completely re-engineered our approach to sales and accountability in our United States operations and fully expect additional good news from the International front over the coming periods as the new regime takes firm hold and as we exploit the advantages of our Company-owned wholesales stores or CTI's with further expansions into appropriate markets. At the end of 2001 the Company had 17 CTI stores located in six States, these stores now account for just about 60 percent of our International sales. On the other hand independent distribution will always remain of key strategic importance in order to properly cover the rest of the U.S. and Canada and we have very high expectations for 2002 as we consolidate and expand our network of independent distribution.

The fourth quarter of 2001 proved a pleasant surprise to the Company in the face of the cloud of uncertainty left behind by the September 11 attacks in the United States. Fourth quarter sales of US $73.1 million represented a 10.6 percent increase over sales of US $66.1 million in the fourth quarter of 2000. Operating income was up by 8.2 percent, with the Company posting operating income of US $7.4 million in the fourth quarter of 2001 compared to US $6.8 million in 2000. EBITDA of US $10.8 million in the fourth quarter of 2001 notched a 13.3 percent increase over EBITDA of US $9.5 million in the fourth quarter of 2000.

With signs that the world economic situation is stabilizing and with demand remaining strong for our products, we have every reason to expect 2002 to be yet another record-setting year for Interceramic. We believe that we have planted over the past two years the seeds needed to allow Interceramic to commence exploiting its vast potential and await anxiously the reaping. As always, we are thankful for and appreciate the support of our investors, customers, employees and suppliers.

Oscar E. Almeida
Chairman of the Board

Víctor D. Almeida
Chief Executive Officer



Interceramic
Quarterly Report
October–December 2001

Consolidated Sales
(Millions of Nominal Dollars)





Operating Income
(Millions of Nominal Dollars)





EBITDA
(Millions of Nominal Dollars)





Debt Service
(Times)



Net Debt to EBITDA
(Times)




Interceramic
Quarterly Report
October–December 2001

RELEVANT FINANCIAL INFORMATION (Thousands of Nominal US Dollars)	Oct-Dec '01	Jan-Dec '01	Oct-Dec '01 Vs. Oct-Dec '00	Jan-Dec '01 Vs. Jan-Dec '00
Consolidated Sales	73,148	288,040	10.6%	10.9%
Mexico	44,082	170,620	10.8%	15.3%
International	29,066	117,420	10.4%	5.0%
Consolidated Sq. Meters sold (Thousands)	6,383	25,716	7.1%	8.5%
Sq. Meters sold (Mexico)	4,080	16,067	5.1%	7.6%
Sq. Meters sold (International)	2,304	9,650	10.8%	10.0%
Sq. Meters produced (Thousands)	5,582	23,859	(0.2%)	3.0%
EBITDA	10,800	46,691	13.3%	16.5%
(EBITDA + Interest Income) / Interest Expense (LTM)	3.52	3.52	27.9%	27.9%

INCOME STATEMENT (Thousands of Nominal US Dollars, except per Unit data)	Oct-Dec '01	Jan-Dec '01	Oct-Dec '01 Vs. Oct-Dec '00	Jan-Dec '01 Vs. Jan-Dec '00
Net Sales	73,148	288,040	10.6%	10.9%
Cost of goods sold	(46,832)	(180,853)	9.1%	9.8%
Gross Income	26,316	107,187	13.5%	12.7%
Operating Expenses	(18,927)	(74,317)	5.7%	9.1%
Operating Income	7,389	32,870	8.2%	21.8%
Integral Cost of financing	1,191	(2,379)	(150.3%)	(57.9%)
Interest Expense	(3,250)	(13,443)	(10.0%)	(9.4%)
Interest Income	196	592	(25.0%)	(18.8%)
Foreign Exchange Gain (Loss)	3,231	4,845	(232.0%)	(237.6%)
Monetary Effect	1,014	5,626	(70.4%)	(53.0%)
Other Items	(4,639)	(4,827)	37.2%	81.3%
Income Tax and Employee Profit Sharing	(550)	(1,991)	(160.3%)	22.7%
Deferred Income Tax	4,569	2,225	(448.4%)	(166.0%)
Minoritary Income	(689)	2,242	124.4%	(3451.8%)
Net Majority Income	8,648	23,656	246.9%	72.1%
Weighted Average Number of Units Outstanding (Thousands)	57,928	57,928	4.1%	6.0%
EP UNIT (as traded in the BMV)	0.15	0.41	233.2%	62.3%
EP ADR (as traded in the NYSE)	0.75	2.04	233.2%	62.3%

BALANCE SHEET (Thousands of Nominal US Dollars)	December 2001	December 2001 Vs. December 2000
Current Assets	122,818	6.0%
Cash Equivalents	22,025	69.3%
Fixed Assets	158,208	(5.3%)
Other non-current Assets	5,233	25.6%
TOTAL ASSETS	286,259	(0.3%)
Short-term-Bank Debt	101,160	706.8%
Other short-term Liabilities	31,558	(21.2%)
Long-term Bank Debt	24,428	(78.9%)
Deferred Taxes	23,855	(26.6%)
Other long term-Liabilities	298	204.9%
TOTAL LIABILITIES	181,298	(9.7%)
Majority Shareholders' Equity	86,435	28.8%
Minority Interest	18,526	(3.0%)
TOTAL SHAREHOLDERS' EQUITY	104,961	21.7%

Note: As a result of changes in Mexican GAAP pursuant to Bulletin B-15, for purposes of clarity, information is also presented in nominal US Dollars



Interceramic
Quarterly Report
October–December 2001

RELEVANT FINANCIAL INFORMATION (Thousands of Pesos as of December 2001)	Oct-Dec '01	Jan-Dec '01	Oct-Dec '01 Vs. Oct-Dec '00	Jan-Dec '01 Vs. Jan-Dec '00
Consolidated Sales	674,574	2,705,692	4.2%	4.4%
Mexico	406,486	1,602,624	4.4%	8.7%
International	268,088	1,103,068	3.9%	(1.2%)
Consolidated Sq. Meters sold (Thousands)	6,383	25,716	7.1%	8.5%
Sq. Meters sold (Mexico)	4,080	16,067	5.1%	7.6%
Sq. Meters sold (International)	2,304	9,650	10.8%	10.0%
Sq. Meters produced (Thousands)	5,582	23,859	(0.2%)	3.0%
EBITDA	99,616	438,154	6.7%	9.6%
(EBITDA + Interest Income) / Interest Expense (LTM)	3.52	3.52	27.9%	27.9%

INCOME STATEMENT (Thousands of Pesos as of December 2001 except per Unit data)	Oct-Dec '01	Jan-Dec '01	Oct-Dec '01 Vs. Oct-Dec '00	Jan-Dec '01 Vs. Jan-Dec '00
Net Sales	674,574	2,705,692	4.2%	4.4%
Cost of goods sold	(431,856)	(1,699,125)	2.7%	3.5%
Gross Income	242,718	1,006,567	6.9%	6.1%
Operating Expenses	(174,569)	(698,347)	9.0%	2.8%
Operating Income	68,149	308,221	1.9%	14.6%
Integral Cost of financing	11,067	(22,731)	(147.3%)	(60.7%)
Interest Expense	(29,971)	(126,367)	(15.2%)	(14.7%)
Interest Income	1,811	5,568	(29.4%)	(23.4%)
Foreign Exchange Gain (Loss)	29,862	44,974	(223.7%)	(223.0%)
Monetary Effect	9,366	53,095	(72.1%)	(55.6%)
Other Items	(42,637)	(44,396)	132.4%	70.4%
Income Tax and Employee Profit Sharing	(5,070)	(18,707)	(156.9%)	13.1%
Deferred Income Tax	41,988	20,079	(427.4%)	(159.7%)
Minoritary Income	(6,312)	21,260	110.7%	(3153.2%)
Net Majority Income	79,809	221,206	229.4%	63.0%
Weighted Average Number of Units Outstanding (Thousands)	57,928	57,928	4.1%	6.0%
EP UNIT (as traded in the BMV)	1.38	3.82	216.4%	53.7%
EP ADR (as traded in the NYSE)	6.89	19.09	216.4%	53.7%

BALANCE SHEET (Thousands of Pesos as of December 2001)	December 2001	December 2001 Vs. December 2000
Current Assets	1,128,698	(0.4%)
Cash Equivalents	202,411	59.1%
Fixed Assets	1,453,931	(11.0%)
Other non-current assets	48,095	18.1%
TOTAL ASSETS	2,630,723	(6.3%)
Short-term-Bank Debt	929,657	658.2%
Other short-term liabilities	290,013	(25.9%)
Long-term Bank Debt	224,490	(80.2%)
Deferred Taxes	219,226	(31.0%)
Other long term-liabilities	2,742	186.6%
TOTAL LIABILITIES	1,666,128	(15.2%)
Majority Shareholders' Equity	794,339	21.0%
Minority Interest	170,256	(8.8%)
TOTAL SHAREHOLDERS' EQUITY	964,595	14.4%

Note: Pursuant to Bulletin B-15 which became effective January 1, 1998, financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from January '01 to Diciembre '01 was 1.76% compared to the inflation for the same period of 4.40%.